June 17, 2025

Joanne Wilson
Chief Financial Officer
WPP plc
Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL

       Re: WPP plc
           Form 20-F for Fiscal Year Ended December 31, 2024
           Annual Report to Security Holders
           File No. 001-38303
Dear Joanne Wilson:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report to Security Holders
General

1. If you present and/or discuss adjusted operating cash flow conversion and average adjusted net debt/headline EBITDA, please also present and/or discuss net cash inflow from operating activities to net profit ratio and debt to net profit ratio. Also, if you discuss the performance of non-IFRS measures/ratios (pages 64 and 66), also discuss the performance of the comparable IFRS measures/ratios. Three years (page 66) and five years (page 202) of non-IFRS measures are presented and non-IFRS reconciliations to the comparable IFRS measures are only presented for two years
       (pages 196 to 198). Please include non-IFRS reconciliations for each period non-IFRS measures are presented. Finally, adjusted operating cash flow, adjusted free cash flow and adjusted net cash flow should be reconciled to net cash inflow from operating activities. Refer to Question 102.10(a) of the Non-GAAP Financial
Measures
       Compliance and Disclosure Interpretations, Item 10(e) of Regulation S-K and Rule
       100(a) of Regulation G, as applicable.
 June 17, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services